UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

As previously disclosed in a Report on Form 6-K filed by GLOBAL MOFY AI LIMITED (the “Company”), on October 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 5,000,000 Class A ordinary shares (the “Shares”), par value $0.000002 per share and (ii) 10,000,000 warrants to purchase an aggregate of 10,000,000 Class A ordinary shares at an initial exercise price of $3.00 per Class A ordinary share, subject to adjustment (the “Warrants”).

Pursuant to the Securities Purchase Agreement, as amended pursuant to the Amendment Agreement dated October 31, 2024, by and among the Company and the Purchasers (the “Amendment Agreement”), on the fourteenth (14th) calendar days after the closing of the PIPE Offering, the exercise price of the Warrants shall be reset to 20% of Nasdaq Minimum Price of the Company’s Class A ordinary share determined on the date of the Securities Purchase Agreement. In addition, upon such reset of the exercise price, the number of Class A ordinary shares underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such reset shall be adjusted to the number of Class A ordinary shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset.

The Warrants are exercisable upon issuance and will expire five years from their initial date of exercise. The Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the Warrant Shares. In addition, if at any time after the three months’ anniversary of the date of issuance, the holder of the Warrant may alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A ordinary shares equal to the product of (x) 0.8 and (y) such aggregate number of Class A ordinary shares underlying such portion of the Warrants to be exercised.

The exercise price of the Warrants is subject to further adjustment including share dividends, share splits, share combination, subsequent rights offering, pro rata distributions, and certain fundamental transaction. If at any time on or after the issuance of the Warrants, there occurs any share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the Class A ordinary shares (each, a “Share Combination Event”, and such date on which the Share Combination Event is effected, the “Share Combination Event Date”) and the lowest weighted average price of the Class A ordinary shares during the period commencing on the trading day immediately following the applicable Share Combination Event Date and ending on the fifth (5th) trading day immediately following the applicable Share Combination Event Date (such period the “Share Combination Adjustment Period” and such price the “Event Market Price”), is less than the exercise price then in effect (after giving effect to the adjustment of the share splits share combination by multiplying a fraction of which the numerator shall be the number of Class A ordinary shares outstanding immediately before such event and of which the denominator shall be the number of Class A ordinary shares outstanding immediately after such event), then, at the close of trading on the last day of the Share Combination Adjustment Period, the exercise price then in effect on such 5th trading day shall be reduced (but in no event increased) to the Event Market Price and the number of Warrant Shares issuable upon exercise of the Warrants shall be increased such that the aggregate exercise price payable, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price for the Warrant Shares prior to such adjustment.

The Company issued the Shares and Warrants and the PIPE Offering closed on October 31, 2024. The Shares and Warrants were issued in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person.

The foregoing description of the Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment Agreement, a form of which attached hereto as Exhibits 10.1 and is incorporated herein by reference.

The Company issued a press release filed herewith on November 6, 2024. The materials attached as Exhibits 99.1 are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Amendment Agreement
99.1	Press release dated November 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: November 6, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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